

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Arben Kryeziu
President and Chief Executive Officer
Code Rebel Corporation
77 Ho'okele Street, Suite 102
Kahului, Hawaii 96732

Re: Code Rebel Corporation
Draft Registration Statement on Form S-1
Submitted November 18, 2014
CIK No. 0001613011

Dear Mr. Kryeziu:

Our preliminary review of your draft registration statement indicates that it fails to include a signed audit report. We will not perform a detailed examination of the draft registration statement until an amendment is filed that contains a signed audit report. For guidance, please consider Question 7 of our JOBS Act Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Additionally, in a response letter filed with your amendment, please tell us how the proposed structure of this offering complies with Exchange Act Rules 10b-9 and 15c2-4. In this regard, we note that you do not have an arrangement for funds to be received in any escrow, trust or similar arrangement and that you do not intend to close this offering unless you sell a minimum of 1,000,000 shares of common stock and otherwise satisfy the listing conditions above to trade your common stock on the Nasdaq Capital Market.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP